Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 28, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our investment strategy.

Investment Strategy

The following information supplements the section of the Offering Circular captioned “Offering Summary – Investment Strategy”:

See “Investment Objectives and Strategy – Investment Strategy” for additional detail on our investment strategy.

The following information replaces the fifth and sixth paragraphs of the section of the Offering Circular captioned “Investment Objectives and Strategy – Investment Strategy”:

We will seek to create and maintain a portfolio of investments that generates a low volatility income stream, which will allow us to provide attractive and stable cash distributions to our stockholders. We expect that our portfolio of equity and preferred equity investments will be secured primarily by U.S. based collateral and diversified by property type and geographic location.  Our primary investment characteristics include:

•	Preferred equity and joint venture equity investments of $1 million to $5 million;
•	Well positioned and established multifamily apartment communities, including independent senior living communities, with stable operating histories;
•	Historically high-occupancy rates and income levels;
•	Value-add and appreciation opportunities; and
•	Experienced partner-managers with an established track-record of expertise in their respective target markets.

Additionally, we will:

•	Not invest in properties requiring the new construction of a building;
•	Not invest in raw land as a standalone investment;
•	Target investments in properties with existing revenue; and
•	Invest only in projects backed by established real estate companies or experienced real estate professionals.

We will generally target equity investments ranging from approximately $1 million to $5 million and will target leverage up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets; provided, however we may exceed this limit for certain temporary bridge financings. This is an overall target.  Our borrowing on any individual investment may exceed 75% of its fair market value or expected fair market value as long as total portfolio leverage does not exceed 75%.  We will underwrite potential investments to a target gross property-level internal rate of return of between 18% and 21% in order to achieve our targeted net investor-level internal rate of return of between 14% and 16% and a target net cash-on-cash return of between 5% and 6%, although there can be no assurance that such returns can or will be achieved.